Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: September 21, 2006

The following is a press release issued by Gaz de France on September 12, 2006.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

Paris, 12 September 2006,

Gaz de France 2006 First Half Results

■     Significant increase in first half results thanks to international contribution

■     Full-year and medium-term targets revised upward

In billions of euros

Sales	15.2		+ 37%

EBITDA	3.3		+ 30%

Operating income	2.6		+ 34%

Net income Group share	1.7		+ 44%

Net earnings per share, Group share	1.74	euro	+ 32%

Excellent half-year performance, built on:

•	Strength of the Group business model and sound infrastructure businesses: all of the Group’s businesses contributed to the growth.

•	Sharp rise in the results of the Exploration-Production business, due to growth in production and hydrocarbon price increases.

•	Very good performance in trading and sales activities resulting in particular from the Group’s supply portfolio optimisation, and growth in natural gas volumes sold in France and Europe.

The Group has revised its targets upward:

•	For 2006

EBITDA	> 20% growth or over €5 billion

Net income, Group share	> €2.2 billion

•	For 2005-2008

EBITDA	+ 10% per year on average (compared to the 4 to 7% previously forecasted)

At the publication of the half-year results, Jean-François Cirelli, Gaz de France Chairman & Chief Executive Officer, stated:

“Gaz de France achieved an excellent first half thanks to a dynamic development strategy, sound infrastructure businesses and the quality of the contribution by its employees. Its performance, to which all businesses contributed, is to be attributed to the tight management of the infrastructure businesses, the sharp growth of Exploration-Production which posted a record-high increase in income during the first half, and the very good performance of our trading and sales activities.

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Gaz de France continues to profitably develop its international business which now represents close to 40% of sales.

Gaz de France’s progressing economic and financial performance, in 2006, reflects the robustness of the Group and its business model confirms our growth ambitions.

These results have led us to significantly raise our outlook for FY 2006 and over the medium term (2005-2008).

Gaz de France is today a solid Group with a strong brand, valued by its clients and employees, and which is confident in its capacity to successfully continue its development. I am convinced that our merger project with Suez is an excellent opportunity for Gaz de France and all its stakeholders, employees, clients, shareholders, and will allow us to accelerate our growth and development .”

*****************

EBITDA Analysis

EBITDA by segment

In millions of euros	H1 2006	H1 2005	Change%
Exploration-Production	635	333	91%
Purchase-Sale of Energy	641	439	46%
Services	96	81	19%

Transmission - Storage France	647	634	2.1%
Distribution France	896	875	2.4%
Transmission Distribution International	355	165	115%

Other	4	-7
Group Total	3,274	2,520	30%

Energy Supply & Services

•	Exploration-Production: sharp rise in income due to hydrocarbon prices and increase in production

In the Exploration & Production segment, EBITDA in first half 2006 improved by nearly 91% to 635 million euros, as compared to 333 million euros in first half 2005. This reflects mainly the increase in hydrocarbon sales prices (+266 million euros) and volumes produced (+48 million euros).

Consolidated production came out at 20.6 Mbep in first half 2006, as compared to 18.4 Mbep in first half 2005. The Group confirms its target of returning, in 2006, to the consolidated production levels posted in 2004, on a comparable basis.

Development CAPEX (excluding Exploration) amounted to 206 million euros in first half 2006, as compared to 199 million euros in first half 2005.

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•	Purchase-Sale of Energy: sharp increase in EBITDA, despite a limited rise in Public Distribution rates

EBITDA in the Purchase-Sale of Energy segment reached 641 million euros in first half 2006, an increase of 46% over First Half 2005.

This positive development results from our optimisation and arbitrage activities, includint the use of own storage capacity, in an environment impacted by highly-volatile prices, and the growth we achieved in natural gas volumes sold.

Public distribution rates remained stable in the first half and rose by 5.8% as at 1 May 2006. However, the increase in prices did not allow the Group to pass on all of its cost increases (negative impact of 331 million euros in first half 2006).

Gas sales for the Purchase-Sale of Energy segment amounted to 367 TWh in first half 2006, an increase of 4.9% compared to First Half 2005.

Natural gas sales to corporate and residential clients improved by 3.6%, due in particular to colder weather in France in first half 2006.

Sales to the major industrial and commercial clients, declined by 6 TWh, to 54 TWh in France, while improving by 10 TWh to 63 TWh outside France. That growth came mainly from Italy and Germany. Lastly, LNG sales improved sharply over the course of the six months.

In France, electricity sales in the Purchase-Sale of Energy segment reached 2.7 TWh in First Half 2006, as compared to 1.8 TWh in first half 2005. The number of electricity plants reached approximately 92 000 as at end-June 2006. In the United Kingdom, electricity sales amounted to 5.9 TWh, receding by nearly 12% compared to the same period in 2005, due to greater selectiveness in our contract policy.

•	Services: Profitable Growth Continues

EBITDA in the Services segment comes to 96 million euros in first half 2006, rising by 15 million euros compared to first half 2005, an increase of 19%.

This improvement is primarily as a result of the full-year effect of the combined cycle plant’s commissioning (DK6).

Infrastructures

•	Transmission-Storage France: steadily improving results

Gross operating margin comes to 647 million euros in First Half 2006, compared to 643 million euros in first half 2005, up 2.1%.

Excluding the impact of the one-time capital gains recorded in first half 2005 (capital gains from the sale of the buffer gas from Izaute storage to Total, for 11 million euros), the increase would be 3.9%.

•	Distribution France: positive trends continue

EBITDA in the Distribution France segment stands at 896 million euros in first half 2006, as compared to 875 million euros in first half 2005, an increase of 2.4%.

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•	Transmission Distribution International: business and results are improving, due to external growth and improving margins

EBITDA in the Transmission Distribution International segment was 355 million euros in first half 2006, as compared to 165 million euros in First Half 2005, an increase of 115%.

The trend can be attributed in particular to the consolidation of Distrigaz Sud’s operations in Romania with those of SPE in Belgium (+ 78 million euros), and the improvement in operating margins across our businesses.

Other Financial Indicators

As at 30 June 2006, the cost of net financial debt stood at 74 million euros, declining by 49 million euros as compared to 30 June 2005, due mainly to an improvement in cash and cash-equivalent income.

Other income and financial expenses amounted to a charge of 74 million euros as at 30 June 2006, down by 27 million euros as compared to 30 June 2005, due in particular to a drop in reserve accretion charge.

Tax expenses as at 30 June 2006 amounted to 793 million euros, as compared to 586 million euros as at 30 June 2005. The variation is due mainly to the improvement in income before taxes between the two half-years. The actual rate is 32.9%, compared to 34.7% in First Half 2005.

Operating cash flow before taxes and excluding the change in working capital requirements amounted to 3 429 million euros as at 30 June 2006, rising by 34.7%.

Working Capital Requirements declined by 630 million euros in first half 2006, the change reflecting primarily the seasonal effect in the business.

Total investments amounted to 1,338 million euros as at 30 June 2006, comparable to that of first half 2005 (1,354 million euros). Capital expenditure accounted for 912 million euros, rising by 106 million euros compared to first half 2005.

Net debt for the Group, as at 30 June 2006, following dividend pay-out, amounted to 1,283 million euros, or 8% of equity, compared to 2,993 million euros as at end-2005, a decrease of 1,710 million euros.

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Forward-Looking Statement

“The objectives summarised herein are based on data, assumptions and estimates deemed reasonable by Gaz de France. The said data, assumptions and estimates may evolve or be changed as a result of uncertainties due primarily to the economic, financial, competitive, regulatory or climatic environment. In addition, the materialisation of certain risks set out in paragraph 4.17 of the Basic Form filed with the French Financial Markets Authority under Number I.05-037, dated 1 April 2005 (hereinafter referred to as the “Basic Form”) could have an impact on the Group’s operations and its ability to achieve its objectives. In addition, the attainment of those objectives is dependent on the success of the sales strategy set out in Paragraph 4.2 of the Basic Form. Gaz de France thereby does not wish to make any commitments or guarantees on the attainment of the objectives and does not undertake to publish or issue possible corrections or updates of such factors”.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of SUEZ or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and SUEZ disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of SUEZ ordinary shares (including SUEZ ordinary shares represented by SUEZ American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of SUEZ securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its website at: www.gazdefrance.com or directly from SUEZ on its website at: www.suez.com, as the case may be.

Press Contact:	Investor Relations Contact:
Jérôme Chambin - Tel: +33 1 47 54 24 35	Brigitte Roeser Herlin – Tel: +33 1 47 54 79 04
E-mail : jerome.chambin@gazdefrance.com	E-mail : GDF-IR-TEAM@gazdefrance.com

Group Profile

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs over 53 000 employees and earned 22.4 billion euros in sales in 2005 and 1.7 billion euros in Net Income Group share. The Group holds a portfolio of 13.8 million clients, 11.1 million of which are in France. Listed on the Paris Stock Exchange in July 2005, Gaz de France entered the CAC 40 and Dow Jones Stoxx 600 as early as September 2005.

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Appendices

Consolidated Income Statement

In millions of euros	H1 2006	H1 2005	Change%
Sales	15,233	11,089	+ 37%

Capitalised expenses	165	141	+ 17%
Purchases and other external charges	-10,615	-7,598	+ 40%
Personnel expenses	- 1,304	-1,173	+ 11%
Other operating income and expenses	- 205	61	n.s.

EBITDA	3,274	2,520	+ 30%

Depreciation, amortisation and provisions	- 714	- 613	+ 17%

Operating Income	2,560	1,907	+ 34%

Net finance cost	- 74	- 123	- 40%
Other financial income and expenses	- 74	- 101	- 27%
Share of income in companies accounted for by the equity method	120	95	+ 26%

Income before tax	2,532	1,778	+ 42%

Corporate income tax	- 793	- 586	+ 35%

Net consolidated income	1,739	1,192	+ 46%

Minority interests	32	3	n.s.
Net consolidated income – Group share	1,707	1,189	+ 44%

Net earnings per share	1.74	1.32	+ 32%

Number of shares outstanding : 903,000,000 as at 30/06/2005 and 983,871,988 as at 30/06/2006

Consolidated Cash Flow Statement

In millions of euros	H1 2006	H1 2005
Operating cash flow before tax and change in working capital requirements	3,429	2,546

Change in working capital requirements	630	874
Corporate income tax paid	- 530	- 72

Net cash from operating activities	3,529	3,348

Net cash used in investing activities	-1,069	- 854

Investments	-1,338	-1,354
Proceeds from asset sales	269	500

Net cash after operating and investing activities	2,460	2,494

Financing activities	- 903	- 818

Impact of exchange rate fluctuations	15	7

Change in cash and cash equivalents	1,572	1,683

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Sales by Segment

In millions of euros	H1 2006	H1 2005	Change%
Energy Supply and Services
Exploration – Production	905	526	+ 72%
Energy Purchasing and Sales	11,591	8,786	+ 32%
Services	1,096	957	+ 15%
Infrastructure
Transmission Storage France	1,097	1,046	+ 5%
Distribution France	1,672	1,636	+ 2%
Transmission Distribution International	2,003	868	+ 131%
Eliminations, other and non-allocated	-3,131	-2,730

Group Total	15,233	11,089	+ 37%

EBITDA by Segment

In millions of euros	H1 2006	H1 2005	Change%
Energy Supply and Services
Exploration - Production	635	333	+ 91%
Purchase-Sale of Energy	641	439	+ 46%
Services	96	81	+ 19%
Infrastructures
Transmission Storage France	647	634	+ 2,1%
Distribution France	896	875	+ 2,4%
Transmission Distribution International	355	165	+ 115%
Elimination, other and non-allocated	4	- 7	n.s.

Group Total	3,274	2,520	+ 30%

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Consolidated Balance Sheet

In millions of euros	30/06/06	30/06/05
Goodwill and other intangible fixed assets	1,951	1,720
Franchised tangible assets	10,888	10,698
Non-franchised tangible fixed assets	15,058	14,244
Investments in companies accounted for by the equity method	690	411
Non-current financial assets	1,465	1,251
Other non-current assets	715	749
Total non-current assets	30,767	29,073

Inventory and work in process	1,411	957
Accounts receivable	6,965	5,577
Current derivative instruments	1,196	816
Cash and cash equivalents	3,329	2,577
Assets of financial affiliates	315	628
Total current assets	13,216	10,555

Total assets	43,983	39,628

Shareholder equity	15,466	12,024
Minority interests	387	326

Liabilities from franchises	8,911	8,417
Provisions for employee benefits	1,093	1,093
Provisions	1,771	1,712
Deferred tax liability	2,664	2,670
Financial debt (incl. Irredeemable securities)	3,836	4,211
Non-current derivative instruments	7	26
Other non-current liabilities	261	298
Total non-current liabilities	18,543	18,427

Provisions	158	138
Social liabilities	526	476
Financial debt	776	1,297
Trade accounts payable and related payables	2,503	1,806
Tax liabilities	579	474
Other tax liabilities	964	793
Other current liabilities	2,557	2,179
Current derivative instruments	1,146	1,031
Debt from financial affiliates	378	657
Total current liabilities	9,587	8,851

Total liabilities	43,983	39,628

Net debt	1,283	2,931
Total shareholder equity (including minority interests)	15,853	12,350
Net debt ratio	8%	24%

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